12012 Sunset Hills Road Suite 800 Reston, VA 20190-5869 703.234.7000 703.234.7519 Fax www.si-intl.com

December 5, 2007

Via Facsimile and EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Stephen Krikorian
Accounting Branch Chief

Re:          SI International, Inc. (File No. 000-50080)

Form 10-K for Fiscal Year Ended December 30, 2007

Form 10-Q for Quarterly Period Ended September 29, 2007

Response to Staff Comments of November 14, 2007

Ladies and Gentlemen:

SI International, Inc. (the “Company”) hereby submits this letter in response to the comments contained in the Staff’s letter of November 14, 2007, regarding the Company’s Form 10-K for the fiscal year ended December 30, 2006 and the quarterly period ended September 29, 2007.

In order to facilitate the Staff’s review of this letter, we have included the text of the Staff’s comments in its letter of November 14, 2007, and the order of the responses corresponds to the order of the Staff’s comments and follows the same numbering.

Form 10-K for the Fiscal Year Ended December 30, 2006

Selected Financial Data, page 34

1.              We note your presentation of the non-GAAP financial measure of EBITDA. Tell us how you have addressed the disclosures in Question 8 of the SEC’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued in June 2003 in your presentation. In this regard, in order to overcome the burden of demonstrating the usefulness of this non-GAAP financial measure, your explanation of the usefulness should address the following:

•                  The manner in which management uses the non-GAAP measure to conduct or evaluate its business and the economic substance behind management’s decision to use such a measure; and

•                  The material limitations associated with the use of such measures as compared to the most directly comparable GAAP measure and the manner in which management compensates for these limitations.

Response:

We have historically reported EBITDA under the sub-heading of “Other Financial Data” in order to distinguish it from our standard GAAP-based financial data because it is a common enterprise valuation metric for our Company and other companies that operate in our sector.    We provide it in addition to, rather than as a substitute for, GAAP-based earnings or cash flows. Additionally, our investors, our creditors, financial analysts following the Company, and our Board of Directors have indicated that they find this metric to be very useful in discussions evaluating the Company’s financial position from the perspective of investors in Company stock, the Company’s debt capacity, as well as potential strategic transactions.

We believe that our disclosures to date have complied with the guidance in the Frequently Asked Questions referred to above. However, as we furnish EBITDA in our quarterly earnings release and discuss and respond to questions regarding EBITDA during our quarterly earnings calls, we will remove our EBITDA presentation from our future Form 10-K filings with the SEC.

2.               Consider enhancing your discussion of the usefulness of presenting EBITDA. Specifically, further explain how management has concluded that excluding certain recurring charges enhances an understanding of your operating results, when such items generally represent recurring expenses that result from your operating activities. Note that Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures states, “companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items.”  Also explain how this non-GAAP measure can be useful to investors in evaluating companies on a consistent basis even though it may be calculated differently for other companies.

Response:

Please refer to our response to Question 1 above.

Notes to Consolidated Financial Statements

Note 2. Summary of significant accounting policies

Revenue Recognition, page F-9

3.               We note that a significant portion of your fixed-price completion contracts are recognized on a percentage-of-completion basis. Further describe the nature of these contracts. Explain why these contracts are within the scope of SOP 81-1. In this regard, note that footnote 1 of SOP 81-1 does not permit the use of contract accounting for service contracts. In addition, please tell us whether this is a change in accounting method for these types of arrangements or if you have entered into new types of arrangements. In this regard, we note that this disclosure was not included in your prior Form 10-K for the fiscal year ended December 31, 2005. We also note that in your response to comment 4 in the letter to the Staff dated May 16, 2003, you indicated that you do not recognize revenue pursuant to SOP 81-1.

Response:

Certain of our contracts require that we design, engineer, furnish, install and test complex computer and communications systems (i.e. long-lived tangible assets) on a fixed-price basis.  The performance period for these contracts usually ranges from 6 to 18 months.  The contracts generally require that we utilize hardware and software engineers to design and engineer the system, install the system, test the system for compliance with specifications, and then turn that system over to the customer.  We believe that these types of activities are included in the scope of SOP 81-1 and that percentage-of-completion accounting is the appropriate literature to follow for revenue recognition. Specifically, we note that paragraph 13 of SOP 81-1 includes in its scope “… contracts to design, develop, manufacture or modify complex aerospace or electronic equipment to a buyer’s specifications to provide services related to the performance of such contracts”.

In addition, please note that there has been no change in the Company’s accounting methods for fixed-price contracts. When SI International responded to the Staff on May 16, 2003, the Company did not have any fixed-price contracts that we considered to be included within the scope of the SOP 81-1. However, as new arrangements were subsequently entered into that met the criteria of SOP 81-1, SI International updated its revenue recognition footnote disclosure to include a discussion of SOP 81-1. The Company evaluates its revenue footnote disclosure regularly and will continue to update the footnote as necessary or appropriate.

Form 10-Q for the quarterly period ended September 29, 2007

Notes to Consolidated Financial Statements

Note 3. Acquisitions, page 10

4.             We note your disclosure that you engaged an independent appraiser to assist in your allocation of the purchase price. Your filing should name the specialist and include the expert’s consent following Securities Act Rule 436(b) of Regulation C.

Response:

SI International’s management is responsible for determining the valuation of Company assets. In making its determination, management uses a variety or resources, but does not rely solely on the determination of an independent appraiser. Therefore, management’s determination of the value of Company assets is not “reviewed or passed upon” by the independent appraiser as required by Rule 436(b) of Regulation C. However, the Company will eliminate the reference to the independent appraiser in future filings and revise its disclosure to clearly indicate that management is responsible for the valuation and that management considered a number of factors, including assistance from an independent valuation specialist, when estimating the fair values.

As requested by the Staff, we are providing the following acknowledgements:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of these matters. If you have any questions relating to this supplemental letter, I can be reached by telephone at 703-234-7003, and by facsimile at 703-234-7501.

Sincerely,

/s/ Thomas E. Dunn

Thomas E. Dunn

cc:
Jeffrey B. Grill, Esq.
Jill W. Weeter